UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OTTER TAIL CORPORATION

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

689648103

(CUSIP Number)

Robert P. Davis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2670	Laurie Smiley, Esq. Arian Colachis, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

June 28, 2010

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

         Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103

1	Names of Reporting Persons. Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,456,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,456,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,456,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) OO

(1)All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 689648103

1	Names of Reporting Persons. William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,456,499(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,456,499(1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,456,499(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) IN

(1)All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY STATEMENT

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Common Shares, par value $5.00 per share (the “Common Shares”), of Otter Tail Corporation (the “Issuer”).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment No. 5 to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 22, 2009, as amended on April 15, 2009, May 4, 2009, July 2, 2009 and October 7, 2009 (the “Schedule 13D”).  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

During the past sixty days, Cascade purchased 50,000 Common Shares with its working capital for an aggregate purchase price of $1,050,529.20.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)    During the past sixty days, Cascade purchased 50,000 Common Shares for cash in open market transactions on the dates and at the weighted-average purchase price set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

(d)     None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

At the request of the Issuer, Cascade has agreed to amend the Note Purchase Agreement between the Issuer and Cascade, dated February 23, 2007, previously amended December 14, 2007 and June 30, 2009 (the “Note Purchase Agreement”), concerning the Issuer’s $50,000,000 Senior Note due November 30, 2017, issued to Cascade thereunder.   Pursuant to Amendment No. 3 to the Note Purchase Agreement, dated June 23, 2010 (the “Note Amendment”) but effective June 28, 2010, Cascade agreed to modify, among other things, the lien, investment and contingent liability covenants in certain respects to provide additional flexibility to the Issuer.

The description of the Note Amendment included in this Item 6 is qualified in its entirety by reference to the full text of the amendment, a copy of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K, filed with the SEC on June 29, 2010, incorporated herein by reference.

Other than as previously disclosed and set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profit or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Transactions during the past sixty days

Exhibit 99.2	Note Amendment, dated as of June 23, 2010, by and between Cascade and the Issuer, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K, filed with the SEC on June 29, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for Michael Larson, Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger
		Title:	Attorney-in-fact for William H. Gates III(3)

	* By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment No. 5 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 21, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer’s predecessor filed on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to the Reporting Persons’ Schedule 13D with respect to the Issuer’s predecessor on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to the Amendment No. 1 to the Reporting Persons Schedule 13D with respect to the Issuer’s predecessor on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.